UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2007                File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated January 22, 2007.

2.

News Release dated January 24, 2007.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: January 24, 2007	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

January 22, 2007	TSX-V: EPZ

www.esperanzasilver.com

NEWS RELEASE

Esperanza Appoints Paul Bartos as Chief Geologist
to Support Exploration Growth

Vancouver, BC: Esperanza Silver Corporation (“Esperanza” or “the Company”) is pleased to announce the appointment of Dr. Paul J. Bartos as Vice President and Chief Geologist. He will assist in overseeing its exploration activities in Mexico and South America as the Company expands its successful programs, in particular the programs at the bonanza-grade San Luis epithermal gold and silver deposit in Peru and the Cerro Jumil bulk-tonnage gold deposit in Mexico.

Dr. Bartos is a noted authority on epithermal deposits and was with ASARCO Inc. for 20 years most recently as its Latin American Exploration and Business Development Manager. Among other exploration accomplishments, he was responsible for the discovery and development of mineral resources of the San Bartolome silver deposit in Bolivia. This deposit, containing an estimated 152 million ounces of silver reserves, is now being taken into production by Coeur d’Alene Mines. Recently Dr. Bartos was Director of the Geology Museum at the Colorado School of Mines where he also earned his doctorate in geology.

In welcoming Dr. Bartos, Esperanza CEO Bill Pincus said, “I look forward to working more closely with Paul who, as a member of the Company’s Executive Advisory Committee for the past two years was an early champion of the San Luis project in Peru. His support enabled the rapid advancement of this company-making discovery.”

Bill Pincus continued, “Filling the position of Chief Geologist is an important step in strengthening Esperanza’s management team. We want to build upon our success at San Luis and Cerro Jumil to discover and develop new silver and gold deposits as these earlier ones advance.

Dr. Bartos has been granted 100,000 incentive stock options exercisable at $3.35 per share for a period of five years.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering orebodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk tonnage gold project in Morelos State, Mexico, as well as other exploration interests in Peru, Mexico and Bolivia. The Company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

For further information contact:

William Pincus

(303) 830 0988 Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release

January 24, 2007

NEWS RELEASE

High-Grade Ayelén Vein Strike Length Extended to 1,400 Feet at San Luis

Vancouver, B.C. – Esperanza Silver Corporation (TSX.V: EPZ) and Silver Standard Resources Inc. (TSX: SSO; NASDAQ: SSRI) are pleased to announce results of drill holes 17 to 25 at their San Luis gold/silver joint venture in central Peru. All drill holes were completed in the Ayelén Vein before the Christmas break.

Bonanza-Grade Mineralization Continues Along Strike and at Depth

Drilling has extended the gold and silver mineralization a further 490 feet (150 meters) along strike for a total of over 1,400 feet (430 meters) and down dip for a total of at least 425 feet (130 meters). The Ayelén Vein is open to the north and south and at depth.

Significant drill intercepts include:

•

in Hole SL06-17, an angled hole drilled below SL06-16, a 14.7 foot interval averaging 2.24 ounces per ton of gold and 64.6 ounces per ton of silver (4.5 meters averaging 76.89 grams per tonne gold and 2216 grams per tonne silver) within an 89.9 foot interval averaging 0.69 ounces per ton of gold and 19.7 ounces per ton of silver (27.4 meters averaging 23.72 grams per tonne gold and 676 grams per tonne silver)

•

in Hole SL06-25, an angled hole drilled 50 meters south of Hole SL06-15 and drilled below holes SL06-23 and 24, a 9.8 foot interval averaging 1.39 ounces per ton of gold and 38.9 ounces per ton of silver (3.0 meters averaging 47.78 grams per tonne gold and 1334 grams per tonne silver)

Detailed results are provided in the table below.

San Luis Project Diamond Core Drill Results – January 2007
	From	To	Interval*	Gold (grams per	Silver (grams per	Gold Equivalent **	Silver Equivalent **
Drill Hole	(meters/	(meters/	(meters/	tonne/	tonne/	(ounces per ton)	(ounces per ton)
	feet)	feet)	feet)	ounces per ton)	ounces per ton)
SL06-17	50.6	78.0	27.4	23.72	676	1.08 oz./t AuEq	54.4 oz./t AgEq
	166.0	255.9	89.9	0.69	19.7
includes	51.6	56.1	4.5	76.89	2216	3.53 oz./t AuEq	176.6 oz./t AgEq
	169.3	184.0	14.7	2.24	64.6
SL06-18	39.1	41.2	2.1	19.07	271	0.72 oz./t AuEq	35.9 oz./t AgEq
	128.3	135.2	6.9	0.56	7.9
	49.3	51.9	2.6	38.57	559	1.45 oz./t AuEq	72.3 oz./t AgEq
	161.7	170.3	8.5	1.12	16.3
SL06-19	74.0	77.7	3.6	13.00	322	0.57 oz./t AuEq	28.4 oz./t AgEq
	242.8	254.9	11.8	0.38	9.40

SL06-20	Full Results Pending
SL06-21	52.5	56.8	4.3	6.03	210	0.30 oz./t AuEq	15.12 oz./t AgEq
	172.2	186.4	14.1	0.18	6.12
includes	52.5	54.1	1.6	13.34	409	0.63 oz./t AuEq	31.4 oz./t AgEq
	172.2	177.5	5.2	0.39	11.9
SL06-22	62.1	71.0	8.9	7.48	290	0.39 oz./t AuEq	19.5 oz./t AgEq
	203.7	232.9	29.2	0.22	8.45
includes	65.2	69.2	4.0	15.06	561	0.77 oz./t AuEq	38.4 oz./t AgEq
	213.9	227.0	13.1	0.44	16.4
SL06-23	26.0	29.6	3.6	8.53	696	0.66 oz./t AuEq	32.8 oz./t AgEq
	85.3	97.1	11.8	0.25	20.3
SL06-24	75.6	77.6	2.0	1.14	84	0.08 oz./t AuEq	3.9 oz./t AgEq
	248.0	254.6	6.6	0.03	2.4
SL06-25	118.8	131.5	12.7	13.74	463	0.67 oz./t AuEq	33.5 oz./t AgEq
	389.8	431.4	41.7	0.40	13.5
includes	118.8	121.8	3.0	47.78	1334	2.17 oz./t AuEq	108.4 oz./t AgEq
	389.8	399.6	9.8	1.39	38.9
* True width to be determined.
** Gold-equivalent ounces calculation assumes a 50:1 silver: gold ratio. Metallurgical recoveries have not been determined and therefore have not been considered in the gold/silver equivalent calculations.

Drill holes SL06-17 to 22 were drilled along the northern extension of the Ayelén Vein while drill holes SL06-23-25 were drilled along its southern extension. Mineralization at the Ayelén Vein has now been drill defined for over 430 meters along strike and to at least 130 meters below the outcrop, with the vein open along strike to the north and south and down dip. Drilling continues to test the vein along strike and at depth. A location map is attached to this news release.

An additional six drill holes have now been completed on the Ayelén Vein with results pending.

Drilling Begins on Nearby Inés Vein

A second diamond core rig began drilling on the Inés Vein after the Christmas break and has now completed five drill holes. Inés is a separate vein which lies approximately 325 feet (100 meters) east of the Ayelén Vein and slightly higher in elevation. Surface channel sampling identified a 250-foot (75-meter) strike length averaging 0.45 ounces gold per ton and 12.7 ounces silver per ton (15.5 grams per tonne gold and 437 grams per tonne silver).

Prospecting Reveals Four Additional Veins

Prospecting by the company has lead to the discovery of at least four additional veins near to Ayelén and Inés. Road access to the area is being developed and drill targets will be tested during the course of future exploration.

Joint Venture Interests

Silver Standard has now completed the required spending to increase its holding in the San Luis property to 55%. The next US$1.5 million of joint venture expenditures will be funded in accordance with each party’s joint-venture interest. Thereafter, Silver Standard has the right to increase its interest to 80% by funding the property through to production.

About Esperanza

Esperanza is an exploration company focused on precious metals and is founded on the experience and success of its management and field teams in discovering ore bodies. Its properties include the San Luis high-grade gold and silver discovery in central Peru and the 100%-owned Cerro Jumil bulk-tonnage gold project in Morelos State, Mexico. It has other exploration interests in Peru, Mexico and Bolivia. The company’s objective is to take properties up to the resource definition stage and then find partners to take them into production.

About Silver Standard

Silver Standard is a well-financed silver resource company that continues to seek growth through silver acquisitions, and exploration and development of its own silver projects. Silver Standard also has an approximate 14% equity ownership of Esperanza and has maintained its percentage interest in the recent Esperanza equity offering.

QUALIFIED PERSON: William Pincus, M.Sc., CPG. and President, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the San Luis exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted by Esperanza personnel under his supervision. All samples were submitted to SGS laboratories in Lima, Peru for analysis. Samples were analyzed by ICP analysis and fire assay. A description of quality control and quality assurance protocols can be found at http://www.esperanzasilver.com/s/QA-QCProtocols.asp.

SAFE HARBOR: Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Such statements include statements as to the potential of the San Luis property, the ability to finance further exploration, to permit drilling and other exploration work, and the availability of drill rigs. The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Silver Standard’s Annual Information Form filed with the Canadian regulators and both company’s Form 20-F filed with the US Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza and Silver Standard expect that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. While Esperanza may elect to update these forward-looking statements at any time, the company does not undertake to do so.

For further information, contact: Esperanza Silver Corporation William Pincus, President and CEO Denver, Colorado Tel: (303) 830 0988 Fax: (303) 830 9098 www.esperanzasilver.com

Silver Standard Resources Inc.

Robert A. Quartermain, President

Vancouver, B.C.

Tel: (604) 689-3846

Paul LaFontaine, Director, Investor Relations

Vancouver, B.C.

N.A/ toll-free: (888) 338-0046

Direct: (604) 484-8212

E-Mail: invest@silverstandard.com www.silverstandard.com